UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*
TRIMAINE HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
54100P 10 0
(CUSIP Number)
Michael J. Smith MFC Bancorp Ltd. 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China Telephone (852) 2537-3613
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54100P 10 0

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MFC BANCORP LTD.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Yukon Territory, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 12,648,908 Common Stock (1) 60,000 Preferred Stock (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 12,648,908 Common Stock (1) 60,000 Preferred Stock (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each 12,648,908 Common Stock (1) Reporting Person 60,000 Preferred Stock (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 83% of Common Stock (1) 100% of Preferred Stock (1)
14. Type of Reporting Person (See Instructions): CO

(1) Held by New Image Investment Company Limited, a corporation organized under the laws of Washington State and wholly owned by MFC Bancorp Ltd. directly and through MFC Bancorp Ltd.'s subsidiaries, Sutton Park International Limited and CVD Financial Corporation.

CUSIP No. Not Applicable
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NEW IMAGE INVESTMENT COMPANY LIMITED
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Washington State
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 12,648,908 Common Stock 60,000 Preferred Stock
8. Shared Voting Power 0
9. Sole Dispositive Power 12,648,908 Common Stock 60,000 Preferred Stock
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each 12,648,908 Common Stock Reporting Person 60,000 Preferred Stock
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 83% of Common Stock 100% of Preferred Stock
14. Type of Reporting Person (See Instructions): CO

Item 1. Security And Issuer

This Statement relates to shares of Common stock, $0.01 par value (the "Common Shares") of TriMaine Holdings, Inc. (the "Issuer"). Series B Preferred stock (the "Preferred Shares") of the Issuer is also mentioned in this Statement.

The principal executive offices of the Issuer are located at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

Item 2. Identity And Background

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC") and its wholly-owned subsidiary, New Image Investment Company Limited ("New Image"), which MFC owns directly and through Sutton Park International Limited.

The following table lists the names, citizenship, principal residence or business addresses and principal occupations of the executive officers and directors of MFC and New Image.
Name	Citizenship	Residence or Business Address	Principal Occupation
Michael J. Smith	British	25 Grande Parade, Flat 8 Eastbourne East Sussex, UK BN21 3BB	Director, President, Chief Executive Officer and Secretary of MFC Bancorp and New Image
Dr. Stefan Feuerstein	German	Charlottenstrasse 57 D-10117 Berlin, German	Managing Director of the Industrial Investment Counsel of the New German States
Silke Brossmann	German	Sudetenstrausse 3 63110 Rodgau, Hesse Germany	Independent Management Consultant
Shuming Zhao	Chinese	22 Hankou Road Nanjing, 210093 P.R. China	Professor and Dean of the School of Business, Nanjing University and the Dean of the School of Graduate Studies, Macao University of Science and Technology
Dr. Kelvin K. Yao	Chinese	88 Jie Fang Road Hangzhou, 310009 P.R. China	Professor and the Chief Executive Officer of the Eye Center and Institute of Ophthalmology, Zhejiang University

MFC operates in the financial services segment and has an address at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China. New Image is a holding company wholly-owned by MFC and has an address at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

During the last five years, neither of MFC nor New Image or, to their knowledge, any of their respective officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither of MFC nor New Image or, to their knowledge, any of their respective officers or directors, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MFC is organized under the laws of the Yukon Territory, Canada. New Image is organized under the laws of Washington State.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to a Share Purchase Agreement dated October 20, 2004 between MFC and New Image, a Share Purchase Agreement dated October 20, 2004 between Sutton Park International Limited ("Sutton Park") and New Image, and a Share Purchase Agreement dated October 20, 2004 between CVD Financial Corporation ("CVD") and New Image, in an intercorporate group share exchange, the Common and Preferred Shares in the Issuer were transferred to New Image for shares in the Common stock of New Image.

Item 4. Purpose of Transaction

The intercorporate group transfers of the Common Shares and the Preferred Shares from MFC, Sutton Park and CVD to New Image was a reorganization of MFC's direct and indirect holdings in the Issuer into MFC's wholly-owned subsidiary, New Image. Pursuant to the Share Purchase Agreement dated October 20, 2004 between MFC and New Image, the Share Purchase Agreement dated October 20, 2004 between Sutton Park and New Image, and the Share Purchase Agreement dated October 20, 2004 between CVD and New Image, the Common Shares and the Preferred Shares in the Issuer were transferred to New Image for shares in the Common stock of New Image in an intercorporate group share exchange.

MFC and New Image have acquired the shares of the Issuer for investment purposes. At this time, neither MFC nor New Image nor, to the knowledge of MFC or New Image, any of their directors or executive officers, have the intention of acquiring additional shares of the Issuer, although MFC and New Image reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither MFC nor New Image nor, to the knowledge of MFC or New Image, any of their directors or executive officers, have any plans or proposals to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

MFC retains the sole power to direct the vote of, and accordingly has beneficial ownership of 12,648,908 Common Shares (representing approximately 83% of such stock) and 60,000 Preferred Shares (representing 100% of such stock) in the Issuer. All of these shares will be registered in the name of New Image. Prior to the consolidation of these shares into New Image, 7,533,008 Common Shares of the Issuer were registered in the name of MFC, 5,115,900 Common shares of the Issuer were registered in the name of Sutton Park (a subsidiary of MFC), and 60,000 Preferred Shares of the Issuer were registered in the name of CVD (a subsidiary of MFC).

To the knowledge of MFC and New Image, none of their respective directors or executive officers has any power to vote or dispose of any shares of the Issuer, nor did they, MFC or New Image effect any transactions in such shares during the past 60 days, except as disclosed herein.

Michael J. Smith, the President, Chief Executive Officer, Secretary and a director of MFC is also the President, Secretary, Treasurer and a director of New Image, as well as the President, Chief Executive Officer and a director of Sutton Park, and the President and a director of CVD.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between the reporting persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement
B.	Share Purchase Agreement dated October 20, 2004 between MFC Bancorp Ltd. and New Image Investment Limited
C.	Share Purchase Agreement dated October 20, 2004 between Sutton Park International Limited and New Image Investment Company Limited
D.	Share Purchase Agreement dated October 20, 2004 between CVD Financial Corporation and New Image Investment Company Limited

Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 28, 2004
Date

MFC BANCORP LTD.

/s/ Michael J. Smith
Signature

Michael J. Smith, President
Name/Title

NEW IMAGE INVESTMENT COMPANY LIMITED

/s/ Michael J. Smith
Signature

Michael J. Smith, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

INDEX OF EXHIBITS

Exhibit No. Description

A.	Joint Filing Agreement
B.	Share Purchase Agreement dated October 20, 2004 between MFC Bancorp Ltd. and New Image Investment Limited
C.	Share Purchase Agreement dated October 20, 2004 between Sutton Park International Limited and New Image Investment Company Limited
D.	Share Purchase Agreement dated October 20, 2004 between CVD Financial Corporation and New Image Investment Company Limited

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to section 240.13d-1(k).

October 28, 2004
Date

MFC BANCORP LTD.

/s/ Michael J. Smith
Signature

Michael J. Smith, President
Name/Title

NEW IMAGE INVESTMENT COMPANY LIMITED

/s/ Michael J. Smith
Signature

Michael J. Smith, President
Name/Title

EXHIBIT B

SHARE PURCHASE AGREEMENT

The following is the Share Purchase Agreement dated October 20, 2004 between MFC Bancorp Ltd. and New Image Investment Company Limited.

EXHIBIT C

SHARE PURCHASE AGREEMENT

The following is the Share Purchase Agreement dated October 20, 2004 between Sutton Park International Limited and New Image Investment Company Limited.

EXHIBIT D

SHARE PURCHASE AGREEMENT

The following is the Share Purchase Agreement dated October 20, 2004 between CVD Financial Corporation and New Image Investment Company Limited.